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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         SHELTER COMPONENTS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         SHELTER COMPONENTS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    82283500
                     (CUSIP Number of Class of Securities)

                               LARRY D. RENBARGER
                            CHIEF EXECUTIVE OFFICER
                         SHELTER COMPONENTS CORPORATION
                               2831 DEXTER DRIVE
                             ELKHART, INDIANA 46514
                                 (219) 262-1514
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

       HERBERT S. WANDER, ESQ.                   STEVEN A. SALZER, ESQ.
        KATTEN MUCHIN & ZAVIS              VICE PRESIDENT AND GENERAL COUNSEL
      525 W. MONROE, SUITE 1600              SHELTER COMPONENTS CORPORATION
       CHICAGO, ILLINOIS 60661                      2831 DEXTER DRIVE
           (312) 902-5200                        ELKHART, INDIANA 46514
                                                     (219) 262-1514

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The subject company is Shelter Components Corporation, an Indiana corporation ("Shelter" or the "Company"), and the address of the principal executive offices of the Company is 2831 Dexter Drive, Elkhart, Indiana 46514. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is the Company's common stock, par value $.01 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  The Offer. This statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 28, (the "Schedule 14D-1"). The Offer is being made by SCC Acquisition Corp., an Indiana corporation ("Offeror") and a wholly-owned subsidiary of Kevco, Inc., a Texas corporation ("Kevco" or "Parent") pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 21, 1997, by and among Kevco, Offeror and the Company. Pursuant to the terms of the Offer, Offeror has agreed to purchase each of the outstanding Shares for $17.50 in cash, without any interest thereon (the "Offer Consideration" or the "Offer Price"). The Merger Agreement provides, among other things, that after the completion of the Offer, subject to the terms and conditions of the Merger Agreement, including that there has been no material adverse change in the Company, the Company's business, results of operations or financial condition of the Company's business or any material portion thereof since September 30, 1997, Offeror and the Company will be merged (the "Merger") and each outstanding Share (other than those held by Kevco, Offeror, or any other direct or indirect subsidiary of Kevco) will be converted at the effective time of the Merger into the right to receive $17.50 in cash, without interest or such higher price as paid pursuant to the offer.

  The Offer is conditioned upon, among other things, a minimum number of the outstanding Shares being tendered pursuant to the Offer such that, when added to all Shares owned by Kevco, Offeror or any of their affiliates prior to consummation of the Offer, Offeror will own, on a fully-diluted basis, at least a majority of the Shares outstanding at the time Offeror shall acquire Shares pursuant to the Offer (the "Closing Time"). Kevco and Offeror have reported that, as of the date hereof, neither Kevco nor Offeror beneficially owns any Shares. The Offer is also subject to certain other conditions, any or all of which may be waived in the sole discretion of Kevco or Offeror.

  The Company's directors and executive officers have entered into a Shareholders Agreement pursuant to which they have agreed to tender 1,091,113 Shares in accordance with the Offer unless the Merger Agreement is terminated or the Company's Board of Directors withdraws its recommendation of the Offer. As of the date hereof, the Shares agreed to be tendered pursuant to the Shareholders Agreement represent approximately 14% of all outstanding Shares.

  The Offer is being made on the terms and subject to the conditions set forth in the related Letter of Transmittal, a copy of which is included with this mailing.

  The Schedule 14D-1 states that the principal executive offices of Kevco are located at 1300 South University Drive, Suite 200, Fort Worth, Texas 76107.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning Kevco, Offeror or their affiliates, or actions or events with respect to any of them, was provided by Kevco, and the Company takes no responsibility for such information.

  (b) Each material contract agreement, arrangement or understanding and any actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Kevco, its executive officers, directors or affiliates, is set forth below.

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THE MERGER AGREEMENT

  The following summarizes certain portions of the Merger Agreement, which relate to arrangements among the Company, Kevco, Offeror and the Company's executive officers and directors. The summary of the Merger Agreement provided below is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference and should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

  The Offer. The Offeror commenced the Offer in accordance with the terms of the Merger Agreement. Pursuant to the terms and conditions of the Merger Agreement, each of the Company, Parent and the Offeror have agreed, subject to certain exceptions, to use its commercially reasonable efforts to cause the purchase of Shares pursuant to the Offer and the consummation of the Merger to occur as soon as reasonably possible. Without limiting the foregoing, each of the Company, Parent and the Offeror have agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Offer and the Merger and shall promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them in connection with the Offer and the Merger. In addition, neither Parent nor any of its subsidiaries is obligated in connection with obtaining any required HSR Act or other governmental approvals to divest or hold separate or to otherwise take or commit to take any action that limits its ability to retain the Company or any of its subsidiaries or any of the businesses, product lines or assets of Parent or any of its subsidiaries or that would have a material adverse effect on Parent. Pursuant to the Merger Agreement, the Offeror expressly reserves the right to modify the terms of the Offer, except that, without the prior written consent of the Company, the Offeror shall not (i) reduce the number of Shares to be purchased in the Offer, (ii) reduce the Offer Price, (iii) impose any conditions to the Offer in addition to the conditions set forth below in "Conditions of the Offeror" of this Schedule 14D-9 (the "Offer Conditions") or modify such conditions (other than to waive any condition to the extent permitted by the Merger Agreement), (iv) except as provided in the next sentence, extend the Offer, (v) change the form of consideration payable in the Offer or (vi) make any other change or modification in any of the terms of the Offer in any manner that is adverse to the holders of Shares. Notwithstanding the foregoing, the Offeror may, without the consent of the Company, (a) extend the Offer, if at the scheduled or extended expiration date of the Offer, any of the conditions to the Offer shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, or (c) extend the Offer for a period of up to five business days if, on any scheduled expiration date on which the conditions to the Offer shall have been satisfied or waived, the number of Shares that have been validly tendered and not withdrawn represent more than 50% of the aggregate outstanding Shares (on a fully diluted basis), but less than 90% of the then issued and outstanding Shares. The Merger Agreement further provides that in the event that the Offeror would otherwise be entitled to terminate the Offer at any scheduled expiration date thereof due to the failure of one or more of the conditions to the Offer, unless the Merger Agreement shall have been terminated pursuant to its terms, the Offeror shall, and Parent shall cause the Offeror to, extend the Offer until such date as the conditions to the Offer have been satisfied or such later date as required by applicable law but not beyond December 31, 1997.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Indiana Business Corporation Law (the "IBCL"), the Offeror shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of the Offeror shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Offeror and the Company in accordance with the IBCL. At the Effective Time, the Restated Articles of Incorporation, as amended as of the Effective Time, and Bylaws of the Company as amended as of the Effective Time, shall be the Articles of Incorporation and Bylaws of the Surviving Corporation. The directors of the Offeror shall become the directors of the Surviving Corporation and the officers of the Offeror shall become the officers of the Surviving Corporation.

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

  Conversion of Shares. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Offeror or the Company, each Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, or the Offeror) shall be converted into the right to receive, in cash, without interest, the Offer Price. Each issued and outstanding share of stock of the Offeror owned by Parent shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of the Offeror, be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Offeror. The representations and warranties of the Company relate, among other things, to its organization and qualification; subsidiaries; capital structure; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals; filings made by the Company with the Commission under the Securities Act or the Exchange Act (including financial statements included in the documents filed by the Company under these acts); absence of any material adverse change; compliance with laws; tax matters; liabilities; benefit plans and employment practices; litigation; financial statements; real property; intellectual property; environmental matters; and brokerage fees. Additionally, the Company has made representations and warranties relating to product liability and product warranties.

  The Offeror and Parent have also made customary representations and warranties to the Company. Representations and warranties of the Offeror and Parent relate, among other things, to the following: their organization and authority to conduct business, to enter into the Merger Agreement and to consummate the transactions contemplated thereby; noncontravention; brokerage fees; and required consents and approvals.

  Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement until such time as Parent's designees shall constitute a majority of the Board of Directors of the Company, the Company has agreed that it will, and will cause its subsidiaries to, except as contemplated by the Merger Agreement, conduct its business only in the ordinary course consistent with past practice in all material respects, use commercially reasonable efforts to preserve, maintain, and protect its assets and business, use commercially reasonable efforts to preserve intact its business organization, to keep available the services of the employees of its business, and to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, customers, and others having business relationships with its business, and comply with all applicable laws, including all applicable federal and state securities laws, rules and regulations and including, without limitation, the timely filing of all periodic reports with the Commission required to be filed pursuant to the Exchange Act. The Company has agreed that, except as otherwise expressly provided by the Merger Agreement, during such period, the Company will not, and will not permit any of its subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

    (i) except in the ordinary course of business consistent with past practice with respect to the purchase of inventory (including raw materials), create, incur, guarantee, or assume any indebtedness for borrowed money in respect of its business in excess of $500,000;

    (ii) mortgage or pledge any material portion or portions of its properties or assets or create any lien, (other than certain permitted liens) , thereupon;

    (iii)(a) enter into, adopt, or (except as may be required by applicable law) amend in any material respect any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, stock purchase, pension, retirement, deferred compensation, employment, or other employee benefit plan, trust, fund, or other arrangement for the benefit or welfare of any director or executive officer of its business; (b) except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense, increase in any manner the compensation or fringe benefits of any director or executive officer; (c) pay to any employee any benefit not required by any employee benefit plan, trust, fund, or other

                                       3
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  arrangement as in effect on the date hereof except for those paid in the ordinary course of business and consistent with past practice; (d) pay any bonus to any employee except for bonuses paid in the ordinary course of business and consistent with past practice; (e) set aside or pay any dividend or distribution with respect to stock of the Company, or redeem, repurchase, or otherwise acquire any of its stock or other equity securities; or (f) offer, sell, issue or commit to issue any shares of stock of the Company or securities convertible into or having a right to acquire stock of the Company, except for the issuance of stock upon the exercise of existing options, warrants and convertible securities;

    (iv) sell, lease, transfer, or otherwise dispose of, directly or indirectly, any of its assets, other than inventory and unusable equipment sold in the ordinary course of business consistent with past practice, assets which in the aggregate are not in excess of $2,000,000, and assets presently subject to a purchase agreement as described in the Merger Agreement;

    (v) make any capital expenditures relating to its business which is in excess of $500,000 as to any one item, other than pursuant to certain existing commitments;

    (vi) pay, discharge, or satisfy any material claims, liabilities, or obligations relating to its business (whether accrued, absolute, contingent, unliquidated, or otherwise, and whether asserted or unasserted), other than the payment, discharge, or satisfaction in the ordinary course of business consistent with past practice, or in accordance with their terms, of liabilities reflected or reserved against in the Company's financial statements or incurred since the latest of the Company's financial statements in the ordinary course of business consistent with past practice;

    (vii) enter into any material contract or material transaction relating to its business, except in the ordinary course of business consistent with past practice or as described in the Merger Agreement;

    (viii) amend, modify, or change in any material respect any existing material contract relating to its business, other than in the ordinary course of business consistent with past practice;

    (ix) waive, release, grant, or transfer any rights of value relating to its business, other than in the ordinary course of business consistent with past practice;

    (x) permit any current insurance or reinsurance policy to be canceled or terminated or any of the coverages thereunder to lapse if such policy covers material assets or insures risks, contingencies, or liabilities of its business, unless simultaneously with such cancellation, termination, or lapse, replacement policies providing coverage equal to or greater than the coverage canceled, terminated, or lapsed have been obtained;

    (xi) change any of the accounting principles or policies used by it relating to the preparation of its financial statements, except for any change required by reason of a concurrent change in GAAP and notice of which is given in writing by the Company to Parent;

    (xii) enter into any contract to acquire all or substantially all of the assets or properties of any other person or merge or consolidate with or acquire all or substantially all of the securities of any other person other than transactions that are (a) in the ordinary course of business consistent with past practice, (b) which would involve a purchase price not in excess of $1,000,000 in the aggregate or (c) described in the Merger Agreement;

    (xiii) effect any change in the Restated Articles of Incorporation or Bylaws of the Company or its subsidiaries except as may be required to effect the transactions contemplated by the Merger Agreement;

    (xiv) except with respect to transactions contemplated by subsections
  (iv) and (xii) above, enter into or discontinue a material line of business, or open or close any material office, distribution or manufacturing facilities other than pursuant to the expiration of an existing lease; or

                                       4
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    (xv) agree to take any of the actions which would require the Company to violate the Merger Agreement unless the Company's obligation to take such action arises only if the Offer is not consummated.

  Acquisition Proposals. The Merger Agreement provides that the Company shall, and shall direct and use its commercially reasonable efforts to cause its officers, directors, employees, agents and representatives to, cease ongoing discussions with any person with respect to an Acquisition Proposal (as hereinafter defined). Furthermore, the Company shall not, nor shall it permit any of its subsidiaries, officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) engage in discussions or negotiations regarding any Acquisition Proposal; provided, however, that if, at any time prior to the acceptance for payment of Shares pursuant to the Offer, the board of directors of the Company determines in good faith, after consultation with and advice from outside counsel, that it would be consistent with its fiduciary responsibilities to the Company's shareholders under applicable law, the Company may, in response to an Acquisition Proposal and subject to compliance with the notification provisions discussed below, (A) furnish information with respect to the Company to any person pursuant to a confidentiality agreement in substantially the same form as the Confidentiality Agreement entered into between the Company and Parent with respect to protecting the confidential information of the Company, and (B) participate in discussions, investigations and/or negotiations regarding such Acquisition Proposal. The Merger Agreement defines "Acquisition Proposal" as any offer or proposal, inquiry or indication of interest, from any person relating to any direct or indirect acquisition or purchase of 5% or more of the aggregate assets of the Company and its subsidiaries, taken as a whole, or 5% or more of the voting power of the Shares or securities of any subsidiary of the Company then outstanding or any tender offer or exchange offer that if consummated would result in any person beneficially owning 5% or more of the voting power of the Shares or securities of any subsidiary of the Company then outstanding or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any subsidiary of the Company, other than the transactions contemplated by the Merger Agreement.

  The Merger Agreement provides further that, except as described below, neither the board of directors of the Company nor any committee thereof shall
(i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such board of directors or such committee of the Offer, the Merger or the Merger Agreement; provided that, the board of directors of the Company may, (A) in respect to any takeover or Acquisition Proposal, suspend such recommendation for a period of up to three days pending its analysis of such Acquisition Proposal or (B) at any time prior to the consummation of the Offer, modify or withdraw such recommendation if the board of directors of the Company determines in good faith, after consultation with and the advice of outside counsel, that it would be consistent with its fiduciary responsibilities to so modify or withdraw such recommendation; provided further that, unless the Merger Agreement shall have been terminated, any such suspension, modification or withdrawal shall not prevent Parent and the Offeror, in its or their discretion, from consummating the Offer and shall not affect any of the actions taken by the Company pursuant to the provisions of the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of Shares pursuant to the Offer the board of directors of the Company determines in good faith, after consultation with and the advice of outside counsel, that it would be consistent with its fiduciary responsibilities to the Company's shareholders under applicable law, the board of directors may (subject to the other provisions regarding Acquisition Proposals described herein) (i) withdraw or modify its approval or recommendation of the Offer, the Merger and the Merger Agreement, (ii) approve or recommend a Superior Proposal (as defined below), (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition or other similar agreement related to any Superior Proposal, or (iv) terminate the Merger Agreement, but in each case, only at a time after the second business day following Parent's receipt of written notice (a "Notice of Superior Proposal") advising Parent that the Board of Directors of the Company has received an

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Acquisition Proposal that may constitute a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. For purposes of the Merger Agreement, a "Superior Proposal" means any Acquisition proposal determined by the board of directors of the Company in good faith, after consultation with and advice from outside counsel, to be a bona fide proposal and made by a third party for consideration consisting of cash, property and/or securities, for more than a majority of the combined voting power of the Shares then outstanding or all or substantially all of the assets of the Company or its subsidiaries and otherwise on terms which the board of directors of the Company determines in its good faith judgment, after consultation with and advice from outside counsel and with a financial advisor of nationally recognized reputation (such as SBC Warburg Dillon Read Inc.), to be more favorable to the Company's shareholders than the Offer and the Merger.

  In addition to the obligations of the Company described in the preceding two paragraphs, the Merger Agreement provides that the Company shall promptly advise Parent orally and in writing of any request for information or of any Acquisition Proposal, and, subject to the fiduciary duties of the Board of Directors of the Company, the material terms and conditions of such request or Acquisition Proposal and the identity of the person making any such request or Acquisition Proposal. The Company is further required under the terms of the Merger Agreement to endeavor to keep Parent reasonably informed of the overall status and, subject to the fiduciary duties of the Board of Directors of the Company, the substance of any such request or Acquisition Proposal.

  The Merger Agreement provides that nothing contained therein shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the board of directors of the Company, in reliance upon advice from outside counsel, such disclosure is necessary in order to comply with its fiduciary duties to the Company's shareholders under applicable law or is otherwise required under applicable law.

  Third Party Standstill Agreements. During the period from the date of the Merger Agreement until such time as Parent's designees shall constitute a majority of the Board of Directors of the Company, the Company has agreed not to terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which the Company or any of its subsidiaries is a party (other than any involving Parent) unless the Company's board of directors shall have determined in good faith, in reliance upon advice from outside counsel, that failing to release any third party or to amend, modify or waive such provisions would not be consistent with the Company's board of directors' fiduciary responsibilities under applicable law.

  Options. Pursuant to the Merger Agreement, the Company has agreed to use commercially reasonable efforts to obtain consents from holders of options such that each option granted to a Company employee, consultant or director to acquire Shares ("Option") that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, the Offer Price is greater than the exercise price per Share shall, effective as of immediately prior to the consummation of the Offer, be canceled in exchange for a single lump sum cash payment equal to the product of (1) the number of Shares subject to such Option and (2) the excess of the Offer Price over the exercise price per Share of such Option. Furthermore, each Option that is outstanding immediately prior to the consummation of the Offer, whether or not then vested or exercisable, with respect to which, the exercise price per Share is equal to or greater than the Offer Price shall, effective as of the consummation of the Offer, be canceled and no payments shall be made with respect thereto. Prior to the consummation of the Offer, the Company shall use its commercially reasonable efforts to obtain any consents from holders of Options as are necessary to give effect to the above provisions.

  Board Representation. The Merger Agreement provides that promptly after such time as the Offeror purchases Shares pursuant to the Offer (but subject to satisfaction of the Minimum Condition, as defined in Section 15, below), the Offeror shall be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the nearest whole number, of the Company's board of directors, subject to compliance with
Section 14(f) of the Exchange Act, as will make the percentage of the Company's

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

directors designated by the Offeror equal to the aggregate voting power of the Shares held by Parent. However, in the event that the Offeror's designees are elected to the Board of Directors of the Company, until the Effective Time, such Board of Directors if requested by Parent shall have two directors who are directors on the date of the Merger Agreement and who are not officers or affiliates of the Company, the Parent or any of their subsidiaries (the "Independent Directors"). If the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall, to the fullest extent permitted by law, designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers or affiliates of the Company, the Parent or any of their subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Following the election or appointment of the Offeror's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment, or waiver of any term or condition, of the Merger Agreement or the Company's Restated Articles of Incorporation or Bylaws, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Offeror or waiver or assertion of any of the Company's rights under the Merger Agreement, and any other consent or action by the board of directors of the Company with respect to the Merger Agreement, will require the concurrence of a majority of the Independent Directors and no other action by the Company, including any action by any other director of the Company, shall be required for purposes of the Merger Agreement. In connection with the foregoing, to the fullest extent permitted by law, the Company will take all actions requested by Parent that are reasonably necessary to effect the election or appointment of any such designee. All of the directors of the Company have indicated to the Parent that, if the offer is consummated, each director intends to immediately resign as a director of the Company.

  Indemnification. The Merger Agreement requires that at all times on and after the consummation of the Offer, the Company fully perform all of its obligations to the present and past officers and directors of the Company (the "Indemnified Parties") under the provisions of the Company's Restated Articles of Incorporation, Bylaws and any indemnification agreements (collectively, the "Company Indemnification Obligations") for a period of at least six years after the consummation of the Offer; provided, that if pursuant to any indemnification agreement, the Company Indemnification Obligations extend for a period longer than six years, the Company shall perform its obligations under such agreement for the time period set forth therein. The Parent irrevocably guarantees the performance of the Company Indemnification Obligations if the tangible net book value of the Surviving Corporation is less than $54 million at the time any claim, action, suit, proceeding or investigation is brought against an Indemnified Party. Notwithstanding the foregoing, the obligations of the Surviving Corporation and Parent shall not exceed $54 million in the aggregate, and none of Parent's obligations under the preceeding sentence shall be binding on Parent until and unless the Offer is consummated.

  Conditions Precedent. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of certain conditions, including the following: (a) if required by applicable law, the shareholders of the Company shall have approved the Merger Agreement (provided that Parent, its subsidiaries and the Offeror vote all of their Shares entitled to vote thereon in favor of the Merger); (b) the Offeror shall have previously accepted for payment and paid for Shares pursuant to the Offer; (c) there shall not be any law or ruling prohibiting the consummation of the transactions contemplated by the Merger Agreement or making such transaction illegal; and (d) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated. The obligation of Parent and Offeror to effect the Merger is additionally contingent upon (i) there being no material adverse change in the Company, the business of the Company, or the Company's assets, results of operations or financial condition of the Company's business since September 30, 1997; and (ii) Parent obtaining, prior to the expiration of the Offer, sufficient financing on terms and conditions satisfactory to Parent to enable consummation of the Offer and the Merger.

  Termination. The Merger Agreement provides that it may be terminated at any time prior to the consummation of the Offer:

    (a) by mutual written consent of Parent, the Offeror and the Company; or

    (b) by either the Company or Parent, if the Offer shall not have been consummated on or before December 31, 1997 unless such failure to consummate the Offer shall (i) be due to a breach of the Merger Agreement by the party or parties seeking to terminate the Merger Agreement pursuant to this clause (b), or (ii) through no fault of the parties to the Merger Agreement, be due to the failure to obtain certain governmental approvals contemplated by the Merger Agreement on or before April 30, 1998; or

    (c) by either Parent or the Company, if there shall be any statute, rule, or regulation that makes consummation of the transactions contemplated by the Merger Agreement illegal or otherwise prohibited or a governmental entity shall have issued an order, decree, or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the consummation of such transactions, and such order, decree, ruling, or other action shall have become final and nonappealable; or

    (d) by either Parent or the Company: (i) if as a result of the failure of any of the Offer Conditions (other than the Minimum Condition), the Offer shall have terminated or expired in accordance with its terms without the Offeror having accepted for payment any Shares pursuant to the Offer consistent with the Offeror's obligations with respect to extension of the Offer described above, or (ii) as a result of the failure of the Minimum Condition, the Offer shall have terminated or expired in accordance with its terms without the Offeror having accepted for payment any Shares pursuant to the Offer consistent with the Offeror's obligations with respect to extension of the Offer described above, or (iii) the Offeror shall have, consistent with its obligations under the Merger Agreement, failed to pay for the Shares prior to December 31, 1997 (provided that the right to terminate the Merger Agreement pursuant to this clause (d) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition to the Offer) provided that neither Parent nor Offeror may terminate for failure to obtain certain governmental approvals on or before April 30, 1998; or

    (e) by Parent or the Offeror prior to the purchase of Shares pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of condition (d) or (e) described below in Section 15 and (ii) cannot be or has not been cured within ten business days after the giving of written notice to the Company; or

    (f) by Parent or the Offeror if either Parent or the Offeror is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (c) described below in Section 15; provided that the temporary suspension of the recommendation of the Company's board of directors described above under "Acquisition Proposals" shall not give rise to a right of termination pursuant to this clause (f); or

    (g) by the Company as described above under "Acquisition Proposals"; provided, that it has complied with all provisions therein and it complies with requirements of the Merger Agreement relating to payment of the Company Termination Fee (as defined below under "Fees and Expenses"); or

    (h) by the Company, if (i) any of the representations or warranties of Parent or the Offeror set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any material respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect, or (ii) Parent or the Offeror shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Parent or the Offeror to be performed or complied with by it under the Merger Agreement and, in the case of (i), such untruth or incorrectness cannot be or has not been cured within ten business days after the giving of written notice to Parent or the Offeror, and, in the case of (ii), such failure cannot be or has not been cured within ten business days after the giving of written notice to Parent or the Offeror; or

    (i) by the Company, prior to commencement of the Offer if the Offeror for any reason fails to commence the Offer in accordance with the Merger Agreement within five business days following the date of the Merger Agreement.

  In the event of a termination of the Merger Agreement by either the Company or Parent, the Merger Agreement shall forthwith become null and void (except for certain specified provisions, including those pertaining to the payment of certain expenses and fees). If the Merger Agreement is terminated by either Parent or Offeror or by the Company, Offeror shall, and Parent shall cause Offeror to, terminate promptly the Offer. If the Merger Agreement is terminated under certain provisions (Section 7.3(b) or 7.8(b) of the Merger Agreement), then payment of the Company Termination Fee and the Parent Expense Reimbursement (as defined below under "Fees and Expenses") shall be the exclusive remedy of the parties.

  Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Offer or Merger is consummated, Parent, Offeror and Company shall each be responsible for their own fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement.

  The Company shall pay to Parent $6,000,000 (the "Company Termination Fee") as follows: (i) upon demand, if Parent or Offeror terminates the Merger Agreement as described in section (f) set forth under "Termination," above;
(ii) upon demand, if Company terminates the Merger Agreement under section (g) set forth under "Termination," above; or (iii) if (A) Parent or the Company terminates the Merger Agreement under section (d)(ii) set forth under "Termination," above, or (B) Parent terminates the Merger Agreement under section (e) set forth in "Termination," above, as a result of a breach of a representation, warranty or covenant, and in each case, before such termination, an Acquisition Proposal shall have been made and publicly disclosed and concurrently therewith or within twelve months thereafter, the Company enters into a merger agreement, acquisition agreement or similar agreement (including without limitation a letter of intent) with respect to a Superior Proposal and a Superior Proposal is consummated, then the Company shall pay the Company Termination Fee upon the earlier of the execution of such agreement or upon consummation of such Superior Proposal; provided, however, if a dispute exists between the Company and Parent concerning whether a transaction constitutes a Superior Proposal, The Principal Financial Group or its successor shall determine whether the proposal is more favorable to the Company's shareholders than the Offer and the Merger.

  If through no fault of Parent or Offeror , Parent cannot consummate the Offer because any of the conditions set forth in paragraphs (d), (e) or (g) (insofar as it relates to the Company) of the Offer Conditions exists, then the Company shall pay to Parent on demand an amount equal to the actual out-of-pocket expenses incurred by Parent and Offeror in an amount not to exceed $1,000,000; provided, if Parent incurs a commitment or similar fee with respect to financing the Offer, Company shall pay Parent upon demand an amount equal to such commitment or similar fee not to exceed an additional $2,000,000 (the "Parent Expense Reimbursement"). Upon receipt of the Parent Expense Reimbursement, Parent and Offeror shall terminate the Merger Agreement. Notwithstanding the foregoing, Parent and Offeror shall not be required to terminate the Merger Agreement or accept the Parent Expense Reimbursement if any of the forgoing conditions exist as a result of the following with respect to the Company: (i) an intentional or willful breach of a representation or warranty, (ii) intentional or willful failure to perform a covenant, or (iii) fraud.

  In the event the Offer is not consummated by December 31, 1997 only because Parent was unable to obtain sufficient financing on terms and conditions satisfactory to Parent to enable consummation of the Offer and the Merger, then the Parent shall pay to the Company, upon demand, $6,000,000 (the "Parent Termination Fee"); provided that if certain of the Offer Conditions exists, Parent shall not be required to pay the Parent Termination Fee.

  Dividends and Distributions. The Merger Agreement provides that neither the Company nor any of its subsidiaries will, among other things, from the date of the Merger Agreement until the time Parent's designees shall constitute a majority of the Board of Directors of the Company, (i) except pursuant to the terms of certain specified agreements, set aside or pay any dividend or distribution with respect of, stock of the Company, or redeem, repurchase, or otherwise acquire any of its stock or other equity securities; or (ii) offer, sell, issue or commit to issue any shares of its stock or securities convertible into or having a right to acquire its stock, except for the issuance of stock upon the exercise of existing options, warrants or convertible securities.

CERTAIN CONDITIONS OF THE OFFEROR

  Notwithstanding any other terms of the Offer, but subject, in all cases, to Parent's and the Offeror's obligations under the Merger Agreement, the Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to the Offeror's obligation to promptly pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Condition, (ii) the HSR Act Condition and (iii) the Financing Condition shall have been satisfied. Furthermore, notwithstanding any other term of the Offer, but subject, in all cases, to Parent's and the Offeror's obligations set forth in the Merger Agreement, the Offeror shall not be required to accept for payment or, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer at any time if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of Parent or any of its subsidiaries that constitutes a breach of the Merger Agreement):

    (a) there shall be instituted or pending by any governmental agency or similar authority in any United States federal or state court or administrative agency any suit, action, proceeding, application or counterclaim which would reasonably be expected to (i) restrain or prohibit the acquisition by Parent or Offeror of the Shares pursuant to the Offer, the consummation of the Offer or the Merger or require the Company, Parent or Offeror to pay any damages that are material in relation to the Company and its subsidiaries or Parent and its subsidiaries, taken as a whole, (ii) prohibit or limit in any material respect the ownership or operation of any business or assets of the Company or its subsidiaries, or Parent or its subsidiaries, as they are presently being operated or to compel the Company or Parent to dispose of or hold separate any material business or assets of the Company and its subsidiaries or Parent and its subsidiaries, as a result of the Offer or the Merger, (iii) impose material limitations on the ability of Parent or Offeror to acquire or hold, to exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer, including, without limitation, the right to vote such Shares on all matters properly presented to the shareholders of the Company, (iv) prohibit Parent or any of its subsidiaries from effectively controlling any material business or operations of the Company or its subsidiaries, or (v) which otherwise is reasonably likely to have a Material Adverse Effect (as defined in the Merger Agreement) on the business, properties, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole;

    (b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any United States federal or state governmental agency, court or similar authority, any statute, rule, regulation, judgment, order of injunction, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that would reasonably be expected to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above (other than any state law, statute, rule or regulation whose applicability can be avoided by not extending the Offer to residents of such state provided that in the aggregate not more than 5% of the outstanding Shares as of the consummation of the Offer shall be owned of record by residents of all such states);

    (c) the board of directors of the Company or any committee thereof shall have and be continuing to have suspended (in excess of three days), withdrawn or modified in a manner adverse to Parent or Offeror its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal, or shall have resolved to take any of the foregoing actions;

    (d) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case, at the date of the Merger Agreement and as if such representations and warranties were made as of such time of determination (except that representations and warranties that speak as of a specified date shall only be true and correct to such extent as of such date);

    (e) the Company shall have and be continuing to have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement prior to the consummation of the Offer;

    (f) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index or similar "circuit breaker" process), (ii) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States, (iii) any material limitation (whether or not mandatory) by any governmental entity on, or other similar event that materially adversely affects the extension of credit in the United States by banks or other lending institutions, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which materially adversely affects the extension of credit in the United States by banks or other lending institutions, or (v) from the date of the Merger Agreement through the date of termination or expiration, a decline of at least 25% in either the Dow Jones Industrial Average or the Standard & Poor's 500 Index; or

    (g) there shall have occurred and be continuing any material adverse change with respect to the Company or Parent (other than changes in general economic conditions or in economic conditions generally affecting the industry in which the Company and Parent operate).

  The foregoing conditions are for the benefit of Parent and the Offeror and may, subject to the terms and conditions of the Merger Agreement, be waived by Parent and the Offeror in whole or in part at any time and from time to time in their sole discretion; provided, however, that the Minimum Condition must be satisfied prior to acceptance of any Shares for purchase pursuant to the Offer. The failure by Parent or the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Notwithstanding the fact that Offeror reserves the right to assert the occurrence of a condition following acceptance for payment but prior to payment in order to delay or cancel its obligation to pay for properly tendered Shares, the Offeror shall either promptly pay for such Shares or promptly return such Shares.

CONFIDENTIALITY AGREEMENT

  The Company and Kevco have entered into a Confidentiality Agreement dated August 25, 1997 (the "Confidentiality Agreement"). The Confidentiality Agreement provides that Kevco will keep confidential any confidential information furnished to it by the Company. The Confidentiality Agreement also contains "standstill" provisions prohibiting Kevco, for a period of eighteen months from (i) employing any officer or other senior or key employees of the Company; (ii) soliciting proxies or consents to vote any voting securities of the Company; (iii) seeking to advise or influence any person or entity with respect to the voting of any securities of the Company; or (iv) otherwise acting, directly or indirectly, to seek to control or influence the management, Board of Directors, policies or affairs of the Company. In addition to the foregoing, the Confidentiality Agreement also contains a "non-solicitation" provision prohibiting the Company, for a period of 60 days from the date of the Confidentiality Agreement, from taking any action to solicit or initiate the submission by a third party of a proposal with respect to a merger or other business combination involving the Company, a sale of all or substantially all of the assets of the Company, or a sale of all of or substantially all of the capital stock of the Company.

  The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed hereto as Exhibit 2 hereto, and is incorporated herein by reference.

POTENTIAL OR ACTUAL CONFLICTS OF INTEREST

  Shareholders Agreement. On October 21, 1997 and in connection with the approval of the Merger Agreement, executive officers and directors of the Company entered into a Shareholders Agreement with Kevco, Offeror and the Company pursuant to which they have agreed to tender 1,091,113 Shares in accordance with the Offer unless the Merger Agreement is terminated or the Company's Board of Directors withdraws its recommendation of the Offer or Merger. The Shares agreed to be tendered pursuant to this agreement represent 14% of all outstanding Shares.

  The foregoing summary is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed hereto as Exhibit 11 hereto, and is incorporated herein by reference.

  Treatment of Stock Options. Pursuant to the Merger Agreement, the Company has agreed to use commercially reasonable efforts such that, as of the consummation of the Offer, the Company shall pay to each Company employee, consultant or director who holds any option to acquire Shares ("Option"), an amount of cash equal to the number of Shares subject to such Option as of the consummation of the Offer (whether or not then vested) times the remainder derived by subtracting the exercise price per share from $17.50. The Company has agreed to use commercially reasonable efforts to obtain any consents as are necessary from each holder of each Option to accept such payment in exchange for a surrender of all rights of such holder under or by reason of such Option, including but not limited to, the termination of the holder's rights to purchase any Shares under such Options.

  The following schedule sets forth the number of Shares of the Company subject to issuance under each outstanding Option granted to the directors and executive officers of the Company:

                                                                      OUTSTANDING
   DIRECTORS AND/OR EXECUTIVE OFFICERS                                  OPTIONS
   -----------------------------------                                -----------
   Larry D. Renbarger................................................    40,625
   Gerald R. Stults..................................................    40,625
   Mark C. Neilson...................................................    35,000
   William J. Barrett................................................     5,000
   Arthur M. Borden..................................................     5,000
   Herbert M. Gardner................................................     5,000
   William N. Harper.................................................     5,000
   Ronald D. Minzey..................................................     5,000
   William B. Riblet.................................................     5,000
   Dale A. Ledbetter.................................................    50,000
   Richard J. Ostroski...............................................    22,500
   Richard E. Clark..................................................    33,593
   Steven A. Salzer..................................................    10,000
                                                                        -------
       Total.........................................................   266,250
                                                                        =======

  Employment Agreements. As of October 21, 1997, the Company entered into employment agreements (the "Employment Agreements") with the Company's executive officers (the "Officers") for the position and base salary as identified below.

                                                                          BASE
              NAME                             POSITION                  SALARY
              ----                             --------                  -------
   Larry D. Renbarger........ Chief Executive Officer                    300,000
   Gerald R. Stults.......... President and Chief Operating Officer      210,000
   Dale A. Ledbetter......... Executive Vice President--Distribution     135,000
   Richard E. Clark.......... Executive Vice President--Marketing        125,000
   Richard J. Ostroski....... Executive Vice President--Manufacturing    110,000
   Mark C. Neilson........... Chief Financial Office and Treasurer       110,000
   Steven A. Salzer.......... Vice President and General Counsel and
                              Secretary                                  100,000

  Each Officer is also entitled to participate in the bonus programs generally available to Company executives as specified under the terms of such programs. Generally, the bonus available under such programs is 75% of base salary if certain performance targets are achieved. If the performance targets are surpassed the bonus may exceed 75% of base salary.

  Each Employment Agreement provides that the respective Officer shall not compete in the business of the Company nor solicit business or employees on behalf of any competitor of the Company for a period ranging from 12 to 36 months after the termination of such Employment Agreement.

  Each Employment Agreement also provides for various levels of severance payments upon a termination of the Employment Agreement. Other than for permanent disability, the maximum severance amount payable to any executive under the Employment Agreements is 18 months of compensation (which includes both his base compensation and his bonus compensation) if he is fired without cause or quits for good reason after a Change in Control.

  All of the foregoing amounts will be reduced to the extent necessary to avoid federal excise taxes under Section 280G of the Internal Revenue Code.

  For purposes of these Employment Agreements, a "Change in Control" shall be deemed to have occurred if during, or following the consummation of, a stock purchase program, tender offer, exchange offer, merger, consolidation, sale of assets, contested election, or any combination of the foregoing transactions, any person, entity or group of persons acting in concert, directly or indirectly (1) acquires ownership of or the power to vote in excess of twenty percent (20%), of the voting securities of the Company, or (2) otherwise acquires effective control of the business affairs of the Company. If the Offer is consummated a Change of Control will have occurred for purposes of the Employment Agreements.

  The following description is qualified in its entirety by reference to certain forms of the Employment Agreements, copies of which are filed as Exhibits 3 and 4 hereto, and are incorporated herein by reference.

  Company Separation Allowance Plan. The Company has in place a Separation Allowance Plan for Salaried Employees (the "Separation Plan"). The Separation Plan provides that each salaried employee of the Company, upon termination of his or her employment and under certain circumstances, including the sale or transfer of the Company business to another employer, shall receive one week of base salary for each of the employee's years of service to the Company. The minimum amount of separation pay is two weeks base salary and the maximum amount of separation pay is thirteen weeks base salary.

  The foregoing description is qualified in its entirety by reference to the Separation Plan, a copy of which is filed as Exhibit 10 hereto, and is incorporated herein by reference.

  Limited Liability of Directors and Indemnification of Officers and Directors. Article VII of the Company's Restated Articles of Incorporation provides for the indemnification of officers and directors under certain circumstances. In addition, it provides that the Company's Board of Directors may at any time approve indemnification to the full extent permitted by the provisions of applicable law at the time.

  The foregoing description is qualified in its entirety by reference to the Company's Restated Articles of Incorporation, a copy of which is filed as
Exhibit 5 hereto, and is incorporated herein by reference.

  Indemnification Agreements. Each director and executive officer of the Company has entered into an Indemnification Agreement with the Company (collectively, the "Indemnification Agreements") pursuant to which the Company has agreed to indemnify such director and officer, except to the extent prohibited by applicable law as then in effect, who is involved in any manner by reason of the fact that such director or officer is or was a director or officer of the Company.

  The forgoing description is qualified in its entirety by reference to the Form of Indemnification Agreement, a copy of which is filed as Exhibit 8 hereto, and is incorporated herein by reference.

  See Item 3. "Identity and Background--The Merger Agreement--Indemnification and Insurance", located at page 7 of this Schedule 14D-9, which discusses the obligations of Kevco under the Merger Agreement to provide the directors and officers of the Company with Directors' and Officers' Insurance and to irrevocably guarantee the performance of the indemnification provisions under the Company's Restated Articles of Incorporation, Bylaws and Indemnification Agreements.

ITEM 4. THE SOLICITATION AND OR RECOMMENDATION.

  (a) History of the Negotiations. In June 1996, Jerry Kimmel, the Chairman of the Board of Kevco approached Larry Renbarger, Chief Executive Officer of the Company, regarding a possible business combination of the Company and Kevco. In June 1996, Mr. Kimmel presented an overview to the Company's Board of Directors regarding a business combination in which Kevco would be merged into the Company. The material terms of Kevco's proposal included a stock for stock transaction. The Company's Board of Directors declined to pursue the business combination with Kevco at that time because the parties could not agree on an acceptable exchange ratio.

  In March 1997, Mr. Kimmel telephoned Mr. Renbarger and requested an opportunity to meet again and discuss a possible combination between Kevco and the Company. On March 20, 1997 and April 18, 1997, Mr. Kimmel met with Mr. Renbarger and indicated that Kevco desired to pursue a possible combination between Kevco and the Company. Following additional conversations between the two individuals, on May 9, 1997, Mr. Kimmel delivered to Mr. Renbarger a letter containing an offer by Kevco to purchase all of the outstanding shares of the Company for $12.50 per share. The closing price of the Shares, on May 9, 1997, as reported on the American Stock Exchange was $10.375. On May 22, 1997, at the annual meeting of the Company's Board of Directors, the Board of Directors of the Company considered Kevco's offer of $12.50 per share and determined that Kevco's offer of $12.50 per share was inadequate. The closing price of the Shares, on May 22, 1997, as reported on the American Stock Exchange was $12.00 per share.

  In July 1997, Mr. Kimmel called Mr. Renbarger and indicated he would like to renew discussions regarding a possible combination of the two companies. On July 16, 1997, Mr. Renbarger and Ray Stults, the President of the Company, flew to Dallas, Texas to meet with Mr. Kimmel and Richard Nevins, a member of Kevco's Board of Directors. Mr. Kimmel said that Kevco was prepared to make an offer in excess of $12.50 per share but below $16.00 per share.

  On August 19, 1997 the Company's Board held a regularly scheduled meeting at which the potential transaction with Kevco was discussed. The Company's Board approved continued discussions with Kevco about a potential transaction and approved entering into a confidentiality agreement with Kevco.

  On August 25, 1997, Mr. William Harper, Chairman of the Board of the Company, Mr. Renbarger and Mr. Stults again met with Mr. Kimmel and Mr. Nevins in Chicago, Illinois. Specific terms of a possible transaction were discussed. The Kevco representatives requested and received from management of the Company additional information regarding the Company, and the parties discussed potential synergies of a transaction. At the conclusion of the meeting, the Kevco representatives indicated that Kevco was willing to proceed with negotiations at a price of $17.50 per share if the transaction were subject to a financing condition and the Company immediately entered into a confidentiality agreement which contained a 60-day non-solicitation provision. The closing price of the Shares, on August 25, 1997, as reported on the American Stock Exchange was $12.25 per share.

  A confidentiality agreement (the "Confidentiality Agreement") was entered into by the Company and Kevco on August 25, 1997. The Confidentiality Agreement required that for a 60-day period, the Company would not solicit any prospective purchasers of all or substantially all of the assets of the Company or of equity interests in the Company; provided however, the Company was permitted to respond to any unsolicited third-party proposals or inquiries. Kevco agreed that for a period of 18 months from the date of the Confidentiality Agreement it would not, without the prior written consent of the Company, acquire, directly or indirectly any additional shares or take certain other actions in regard to the Company.

  On August 26, 1997, a special telephonic meeting of the Company's Board was held to discuss the Kevco offer of $17.50 per share. The Company's Board concluded that it could not fully evaluate the Kevco proposal until it had an opportunity to review the specific terms and conditions of the proposed Kevco offer. The Company's Board requested that Mr. Renbarger obtain from Kevco a more detailed explanation of the acquisition proposal or a draft of the Merger Agreement. The Board approved of continued negotiations with Kevco.

  Mr. Kimmel informed Mr. Renbarger in a phone conversation on September 2, 1997 that Kevco was preparing a draft merger agreement and proceeding with due diligence of the Company. Shortly thereafter, the Company received a draft of the Merger Agreement and Kevco's due diligence request list and began preparing the requested items for review. On September 22, 1997, the Company engaged SBC Warburg Dillon Read Inc. to act as financial advisor to the Company. On September 24, 1997, Mr. Renbarger, Mr. Stults, Mr. Kimmel, Mr. Nevins, other members of management of the Company and Kevco and legal and financial advisors for both parties met in Fort Worth, Texas to discuss various due diligence matters and to specifically address certain terms and conditions of the draft Merger Agreement.

  On October 3, 1997, representatives of Kevco and the Company, together with their respective legal and financial advisors, met in Chicago, Illinois and conducted extensive negotiations of the terms and conditions of the Merger Agreement. The principal points at issue were the price per share, the level or type of financing commitment, the circumstances in which termination fees would be payable and the amount of such termination fees.

  On October 8, 1997, the Company's Board held a special telephonic meeting during which it considered Kevco's proposal, discussed the business and prospects of the Company and alternatives to the proposed transaction with Kevco. At this meeting, SBC Warburg Dillon Read Inc. also made an extensive financial presentation, including background information and various financial analyses. After discussion of such factors, including economic and other uncertainties inherent in the Company's business, the Board of Directors of the Company approved continuing negotiations with Kevco.

  Representatives of Kevco and the Company, together with their respective legal and financial advisors, continued extensive negotiations of the terms and conditions of the Merger Agreement and the related financing terms, conditions and documentation.

  On October 21, 1997, the Board of Directors of Kevco held a meeting during which it reviewed and approved the Offer and the Merger Agreement. On October 21, 1997, the Board of Directors of the Company met to consider Kevco's proposal and the Merger Agreement. During such meeting, the Board of Directors of the Company reviewed in detail the Merger Agreement and received the opinion of SBC Warburg Dillon Read Inc. to the effect that, as of the date of such opinion, the per Share consideration to be offered to the Company's shareholders in the Offer and the Merger is fair, from a financial point of view, to such shareholders. The full text of SBC Warburg Dillon Read Inc.'s opinion, dated October 21, 1997, which sets forth the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken, is included as Annex A hereto and should be read in its entirety. The Company's Board considered reports from the Company's legal advisors, including input as to provisions relating to the ability of the Company to consider unsolicited third party proposals and to terminate the Merger Agreement, under certain circumstances consistent with the fiduciary responsibilities of the Board of Directors. After discussion and analysis, the Board of Directors of the Company approved the Merger Agreement and recommended to the Company's Shareholders acceptance of the Offer. The Company, Kevco and Offeror executed the Merger Agreement as of October 21, 1997, and a public announcement of the transaction was made before the United States trading markets opened on October 22, 1997. The closing price of the Shares, on October 21, 1997, as reported on the American Stock Exchange was $14.9375 per share.

  Recommendation of the Company's Board. In the opinion of the Board of Directors of the Company, the Offer Price and the Merger Consideration are fair to the Company's shareholders and the Offer and the Merger are in the best interests of the Company and its shareholders and are fair to the shareholders of the Company. The Board of Directors of the Company recommends that the Company's shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement.

  (b) Reasons for the Transaction. In reaching its decision to approve and adopt the Merger Agreement and the transactions contemplated thereby, the Company's Board consulted with the Company's senior management and its financial and legal advisers and considered many factors, including, but not limited to, the following:

  . (i) the results of operations of the Company and, (ii) the businesses and prospects of the Company;

  . the Company's future growth and success as a stand-alone entity depends, to a significant extent, on its ability to access capital and identify and make strategic acquisitions of companies to increase its growth and enhance its long-term value, and in the opinion of the Board of Directors of the Company, only limited opportunities for such significant acquisitions are foreseen in the near future;

  . the Company's Board's belief that the market price of the Shares would not reach $17.50 in the reasonably foreseeable future;

  . $17.50 per Share represents a 17.15% premium over the $14.9375 per Share closing price on the American Stock Exchange on October 21, 1997, the last full trading day prior to the public announcement of the execution of the Merger Agreement, and a 42.86% premium over the $12.25 per Share closing price on the American Stock Exchange on August 25, 1997, the date on which Kevco first made its offer of $17.50 per share;

  . the Shares had not traded at a price higher than $15.625 during the preceding twelve months;

  . the presentations by SBC Warburg Dillon Read Inc. at the October 8, 1997 and October 21, 1997 Board meetings and the opinion of SBC Warburg Dillon Read Inc. that, as of the date of such opinion, the $17.50 per Share to be offered to the shareholders of the Company in connection with the Offer and the Merger is fair, from a financial point of view, to such shareholders;

  . the Merger Agreement is structured to accommodate certain unsolicited third-party proposals to acquire the Company and specifically permits the Company to provide information to and negotiate or discuss such proposals if the Company's Board determines, after consultation with and the advice of the Company's financial advisor and legal counsel, that to provide such information or to engage in such negotiations or discussions are consistent with the fiduciary duties of the Board of Directors under applicable law; and if a proposal is determined to be superior to the Offer, the Company's Board would be permitted to recommend its approval to the shareholders of Company, (although the Company's ability to accept competing proposals is subject in certain cases to the obligation to pay Kevco a termination fee of $6,000,000); and

  . the belief of the Board of Directors of the Company, based upon, among other things, discussions with SBC Warburg Dillon Read Inc., that (i) other potential acquirers of the Company would not be likely to pay in excess of 17.50 per Share and (ii) the likelihood that a strategic buyer such as Kevco is in a position to pay a higher price than a financial buyer due to the anticipated synergies, such as cost savings, resulting from consolidating the business of the Company with the business of Kevco.

  The foregoing discussion of the information and factors considered by the Company's Board of Directors is not intended to be exhaustive but is intended to include the material factors considered by the directors. In the view of the wide variety of factors considered by the Company's Board of Directors, the directors did not find it practical to, and did not, quantify or otherwise assign relative weight to the specific factors considered and individual directors may have ascribed differing weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Compensation. Pursuant to an engagement letter agreement dated September 22, 1997, by and between the Company and SBC Warburg Dillon Read Inc., the Company paid to SBC Warburg Dillon Read Inc. a retainer fee of $100,000. Upon SBC Warburg Dillon Read Inc.'s rendering of its fairness opinion at the October 21, 1997 meeting of the Company's Board of Directors, the Company paid to SBC Warburg Dillon Read Inc. an additional $400,000. Such payment was required to be made regardless of the conclusions reached by SBC Warburg Dillon Read Inc. in such opinion. During the term and for a period of twelve months following any termination of this engagement, the Company is obligated to pay SBC Warburg Dillon Read Inc. an additional fee if the Company completes a transaction (i) with Kevco at a price other than $17.50 per share; or (ii) with an entity other than Kevco, so long as the Company or SBC Warburg Dillon Read Inc. had contact with such entity during the term of the engagement. Such fee would amount to one percent of the aggregate amount of the consideration paid to the Company or its shareholders, plus the aggregate amount of indebtedness assumed, in connection with such a transaction; provided, however, that the amounts previously paid to SBC Warburg Dillon Read Inc. by the Company as described above would be deducted from such fee.

  SBC Warburg Dillon Read Inc. also is entitled to twenty percent of any walk-away, break-up, topping, or termination fee and/or similar compensation paid to the Company, less any amounts previously paid by the Company to SBC Warburg Dillon Read Inc. as described above. The Company is required to reimburse SBC Warburg Dillon Read Inc. for its reasonable out-of-pocket expenses, including fees and disbursements of counsel. In addition, the Company agreed to indemnify SBC Warburg Dillon Read Inc., its affiliates and their respective directors, officers, employees, and agents and controlling persons against certain liabilities relating to or arising out of its engagement, including liabilities under the federal securities laws.

  Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) To the best of the Company's knowledge, the only transactions in Shares that have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company relate to donations to charities by Mr. Renbarger of 2,300 Shares in September 1997 and by and Mr. Murphy of 12,400 Shares in October 1997.

  (b) See Item 3. "Identity and Background--Potential or Actual Conflicts of Interests--Shareholders Agreement," located at page 12 of this Schedule 14D-9, which discusses the obligations of directors and officers of the Company to tender their Shares, pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as indicated above in Items 3 and 4 with respect to the Offer and the Merger, no discussions or negotiations are being undertaken or are under way by the Company in response to the Offer or the Merger which relate to, or would result in, (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by, or of, the Company, or (iv) any material change in the present capitalization or dividend policy of the Company, other than, pursuant to the Merger Agreement, the Company has agreed not to declare or pay any dividends on its capital stock while the Offer is pending.

  (b) Except as indicated above in Items 3 and 4 hereto in connection with the Offer and the Merger, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which would relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT
     NO.       DESCRIPTION
     -------   -----------
      1        Agreement and Plan of Merger, dated October 21, 1997, among
               Kevco, the Company and Offeror**
      2        Confidentiality Agreement, dated August 25, 1997, between the
               Company and Kevco**
      3        Form of Employment Agreement, dated October 21, 1997, as in place between the Company and Larry D. Renbarger and Gerald R.
               Stults**
      4        Form of Employment Agreement, dated October 21, as in place between the Company and Dale A. Ledbetter, Richard E. Clark,
               Richard J. Ostroski, Mark C. Neilson and Steven A. Salzer**
      5        Restated Articles of Incorporation of the Company**
      6        Letter dated October 28, 1997, to the shareholders of the
               Company from the Chief Executive Officer of the Company*
      7        Opinion of SBC Warburg Dillon Read Inc. dated October 21, 1997*
      8        Form of Indemnification Agreement as entered into by and between the Company and its executive officers and directors**
      9        Joint Press Release by the Company and Kevco, dated October 22,
               1997**
     10        Company Separation Allowance Plan for Salaried Employees**
     11        Shareholders Agreement, dated October 21, 1997, by and between
               Kevco and directors and executive officers of the Company**

--------
*These documents are included in the materials mailed to shareholders pursuant to the Offer.
**These documents were filed with the Securities and Exchange Commission as exhibits to this Schedule 14D-9, but were not included in the mailing to shareholders. Such documents and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission (the "Commission") at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site on the internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Such material may also be inspected at the offices of the American Stock Exchange, 8 Trinity Place, New York, New York 10006.

                                   SIGNATURE

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          Shelter Components Corporation
                                          STEVEN A. SALZER
                                          -------------------------------------
                                          Steven A. Salzer
                                          Vice President and General Counsel

Date: October 28, 1997

                                    ANNEX A

                                   OPINION OF
              SBC WARBURG DILLON READ INC. DATED OCTOBER 21, 1997

[LETTERHEAD OF SBC WARBURG APPEARS HERE]            SBC Warburg Dillon Read Inc.
                                                    535 Madison Avenue
                                                    New York, NY 10022
                                                    Tel. 212-906-7000


                                                               October 21, 1997

The Board of Directors
Shelter Components Corporation
2831 Dexter Drive
Elkhart, IN 46514

Gentlemen:

  You have requested our opinion as to the fairness, from a financial point of view, of the per share consideration to be offered to the holders (the "Shareholders") of shares of common stock, $.01 par value per share (the "Common Stock"), of Shelter Components Corporation (the "Company"), in connection with the proposed acquisition (the "Acquisition") of the Company by Kevco, Inc., ("Acquiror").

  We have assumed that the terms of the Acquisition are as set forth in the Agreement and Plan of Merger dated as of October 21, 1997 (the "Agreement") among Acquiror, the Acquiror's acquisition subsidiary (the "Acquisition Subsidiary") and the Company. We understand that the Acquisition is to be effected in a two-step transaction, the first step of which will be a cash tender offer (the "Tender Offer") by the Acquisition Subsidiary for all outstanding shares of Common Stock at a per share price of $17.50 net to the seller in cash upon the terms and conditions set forth in the Agreement. We further understand that each share of Common Stock not acquired in the Tender Offer will be converted in a subsequent merger of the Acquisition Subsidiary with and into the Company into the right to receive $17.50 in cash.

  In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed the historical price and trading activity for the shares of Common Stock; (iii) reviewed certain internal financial information and other data provided to us by the Company relating to the business and prospects of the Company, including financial projections prepared by the management of the Company; (iv) conducted discussions with members of the senior management of the Company; (v) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which we considered relevant; (vi) reviewed publicly available financial and securities market data pertaining to certain publicly held companies in lines of business which we believed to be generally comparable to those of the Company; and
(vii) conducted such other financial studies, analyses and investigations, and considered such other information as we deemed necessary or appropriate. We were not requested to, and did not, solicit third party indications of interest in acquiring the Company.

  In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied upon its being complete and accurate in all material respects. We have not been requested to and have not made an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor have we been furnished with any such evaluation or appraisal. Further, we have assumed, with your consent, that all of the information, including the projections provided to us by the Company's management, was prepared in good faith and was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company, and was based upon the historical performance and certain estimates and assumptions which were reasonable at the time made. In addition, our opinion is based on economic, monetary and market conditions existing on the date hereof.

[LETTERHEAD OF SBC WARBURG APPEARS HERE]

  We are acting as financial advisor to the Company and its Board of Directors in connection with the Acquisition and will receive a fee from the Company for our services. In the ordinary course of its business, SBC Warburg Dillon Read Inc. ("SBCWDR") may trade the securities of the Company and Acquiror for its own account or for the accounts of customers, and it may at any time hold a long or short position in such securities.

  It is understood that our advisory services and the opinion expressed herein are provided for the information of the Board of Directors in their evaluation of the Acquisition, and our opinion is not intended to be and does not constitute a recommendation as to whether or not any Shareholder should tender shares of Common Stock pursuant to the Tender Offer.

  Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the per share consideration to be offered to the Shareholders in connection with the Acquisition is fair, from a financial point of view, to such Shareholders.

Very truly yours,

SBC WARBURG DILLON READ INC.

                                                                        ANNEX B

                        SHELTER COMPONENTS CORPORATION
                               2831 DEXTER DRIVE
                            ELKHART, INDIANA 46514

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                    ON THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

  This Information Statement ("Information Statement") is being mailed on or about October 28, 1997, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about October 24, 1997. You are receiving this Information Statement in connection with the possible appointment of persons designated by Offeror to fill all of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement provides that, at the time Offeror shall consummate the Offer and acquire all Shares properly tendered and not withdrawn (the "Closing"), the Company will cause such of the directors of the Company as Offeror may request, to resign their positions as such and/or shall arrange for the election or appointment as directors of the Company as provided by Merger Agreement. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Change in Board of Directors Upon Consummation of the Offer-- Right to Designate Directors; the Kevco Designees."

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the accompanying Schedule 14D-9.

  Pursuant to the Merger Agreement, Offeror commenced the Offer on October 28, 1997. The Offer is scheduled to expire at 12:00 midnight on December 1, 1997, unless Offeror extends the Offer. The Offer is conditioned on a minimum number of the outstanding Shares being tendered for cash pursuant to the Offer such that, when added to all Shares owned by Kevco, Offeror, or any of their affiliates prior to consummation of the Offer, Offeror will own at least a majority of the Shares which shall be outstanding at the Closing. The Offer is also subject to certain other conditions. Upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, Offeror has agreed to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

  The information contained in this Information Statement concerning Kevco and Offeror has been furnished to the Company by Kevco and Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

                         CHANGE IN BOARD OF DIRECTORS
                        UPON CONSUMMATION OF THE OFFER

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of October 24, 1997, the Company had 7,770,783 Shares outstanding. The Board currently consists of ten members. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE KEVCO DESIGNEES

  Board Representation. The Merger Agreement provides that upon the purchase of and payment for Shares by Offeror which represents at least a majority of the outstanding Shares, Offeror shall be entitled to designate such number of directors, rounded up to the next whole number, as will make the percentage of the Company's directors designated by Offeror equal to the aggregate voting power of the Shares held by Offeror and Kevco. In furtherance thereof, the Company has agreed, upon request of Kevco, either to increase the size of the Board or secure the resignations of such number of incumbent directors, or both, as is necessary to enable the Kevco's designees to be so elected to the Company's Board. The Company's obligation to appoint such designees is subject to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is required to take all action necessary to effect any such election and to include in this Information Statement the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Notwithstanding the foregoing, Kevco may request to have at least two members of the Board as of the date of the Merger Agreement who are neither officers nor affiliates of Kevco or the Company or any of their respective subsidiaries.

  Information concerning the Kevco Designees is set forth in Exhibit A hereto. Such information was provided by the Offeror and the Company does not assume any responsibility for the accuracy or completeness thereof. To the best knowledge of the Company, none of the Kevco Designees beneficially owns any equity securities in the Company.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS

  The names of the Company's current directors, their ages as of October 21, 1997 and certain other information about them are set forth below. As indicated above, it is anticipated that all of the current directors of the Company will be requested to resign effective as of the consummation of the Offer.

CLASS "A" DIRECTORS--TERM EXPIRING IN 2000

  ARTHUR M. BORDEN, age 76, has been a director since 1985. He is of counsel to the law firm of Rosenman & Colin and also a director of Scientific Industries, Inc., a manufacturer of laboratory testing instruments and equipment.

  WILLIAM B. RIBLET, age 58, is Vice President of Sales and Director of Lippert Components, Inc., a private company supplying steel components to the manufactured housing, office unit, and recreational vehicle industries. He was an Executive Vice President and Vice Chairman of the Board of Directors of Thunander Corporation, a predecessor corporation, from March 1986 until May 1990.

  LARRY D. RENBARGER, age 58, has been a director since 1979. He became Chief Executive Officer of Shelter Components, Inc. in 1979. Mr. Renbarger had served as the President of Shelter Components of Indiana, Inc., a major subsidiary of the Company from August 1987 through May 1992. Mr. Renbarger was President of the Company from May 1992 until December 1996 and has been Chief Executive Officer since May 1992.

CLASS "B" DIRECTORS--TERM EXPIRING IN 1998

  WILLIAM N. HARPER, age 52, is retired. Prior to June 30, 1996, Mr. Harper was Senior Vice President and Chief Financial Officer of National Steel Corporation, an integrated steel company, since October 1995. Previously, Mr. Harper was employed as Vice President and Controller of Clark Equipment Company, a manufacturer, for 10 years. Mr. Harper has been Chairman of the Board since May 1995 and a Director since May 1990.

  RONALD D. MINZEY, age 66, has served as a director from 1983 until 1986 and since May 1990. For over ten years, he has been a private investor investing in companies primarily in the Northern Indiana area. Prior to that Mr. Minzey was president of Kinder Manufacturing, a furniture supplier to the Manufactured Housing and Recreational Vehicle industries. He is also a director of Barger Packaging Corporation and Director Emeritus of KeyBank National Association, a national bank.

  MARK C. NEILSON, age 39, has served as a director since May 1992. He has served as Chief Financial Officer of the Corporation since 1986 and as Secretary of the Corporation since 1990. Prior to 1986, Mr. Neilson was employed as a CPA with McGladrey & Pullen since 1980.

CLASS "C" DIRECTORS--TERM EXPIRING IN 1999

  WILLIAM J. BARRETT, age 57, has been a director since 1981. He has been a Senior Vice President of Janney Montgomery Scott Inc., investment bankers, since January 1978. Mr. Barrett had been Chairman of the Board from August 1987 to May 1995. Mr. Barrett is also a director of Supreme Industries, Inc., a specialized truck body and shuttle bus manufacturer, Fredericks of Hollywood, Inc., an apparel marketing company, TGC Industries, Inc., a geophysical services company, The Western Systems Corp., a company seeking to redeploy its assets through investments and business combinations, and Chase Packaging Corp., a specialty packaging supplier primarily to the agricultural market.

  HERBERT M. GARDNER, age 57, has been a director since 1981. He has been a Senior Vice President of Janney Montgomery Scott Inc., investment bankers, since January 1978. Mr. Gardner is also Chairman of the Board of Supreme Industries, Inc., a specialized truck body and shuttle bus manufacturer, and a director of The Western System Corp., a company seeking to redeploy its assets through investments and business combinations, Nu Horizons Electronics Corp., an electronic components distributor, TGC Industries, Inc. a geophysical services company, Hirsch Internal Corp., a distributor of computerized embroidery machines and application software, and Chase Packaging Corp., a specialty packaging supplier primarily to the agricultural market.

  CORNELIUS J. MURPHY, age 59, is retired. He has been a director since January 1979. Mr. Murphy is the former President of Danube Carpet Mills, Inc., a major subsidiary of the Corporation and former Vice Chairman of the Board of the Corporation.

  GERALD R. STULTS, age 48, has been a director since May 1996. He has served as the Chief Operating Officer of the Corporation since August 1995. He also served as Executive Vice President since August 1995 until December 1996, at which time he became President of the Corporation. Mr. Stults was the President and owner of BABSCO, Inc. from January 1981 until January 1995 when the Corporation acquired BABSCO, Inc. from him. Mr. Stults is also the President and owner of Galleries, Ltd., a retail lighting company; a director of Zorn Industries, Inc., a manufacturer of storage tanks; and a director and part owner of CopperCon Wire and Cable, LLP, a manufacturer of wire products.

EXECUTIVE OFFICERS

  The names of the Company's executive officers, their ages and certain other information about them are set forth below:

   NAME                         POSITION WITH COMPANY                       AGE
   ----                         ---------------------                       ---
   Larry D. Renbarger.......... Chief Executive Officer                      58
   Gerald R. Stults............ President                                    48
   Dale A. Ledbetter........... Executive Vice President--Distribution       49
   Richard E. Clark............ Executive Vice President--Marketing          50
   Richard J. Ostroski......... Executive Vice President--Manufacturing      59
   Mark C. Neilson............. Chief Financial Officer and Treasurer        39
   Steven A. Salzer............ Vice President and General Counsel           36

ADDITIONAL INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS

  Each director of the Company holds office until the next annual meeting of shareholders or until a successor has been elected and qualified. The Company's executive officers are elected by the Board and serve at the discretion of the Board.

  There are no family relationships between any director or executive officer and any other director or executive officer of the Company.

  Except as described in this Information Statement or the Schedule 14D-9, there are no arrangements or understandings between any of the executive officers of the Company and other persons relating to their selection as officers.

BOARD MEETINGS AND COMMITTEES

  The Board of Directors of the Company held 6 meetings during 1996. All directors attended at least 75% of the total number of meetings of the Board and the committees on which they served.

  The Board of Directors presently has two committees.

  The Audit Committee, which presently consists of Herbert M. Gardner (Chairman), William N. Harper and Ronald D. Minzey, was established to review the professional services and independence of the Company's independent accountants and to review the Company's financial statements, procedures and internal controls. The Audit Committee held four meetings during 1996.

  The Compensation Committee, which presently consists of William J. Barrett (Chairman), William N. Harper and Cornelius J. Murphy, has the responsibility of fixing annual salaries and bonuses for the officers of the Company and administering the Company's Key Employee Incentive Plan. The Compensation Committee met 3 times during 1996.

COMPENSATION OF DIRECTORS

  Directors who are also employees of the Company or its subsidiaries receive no compensation in their capacities as directors. Nonemployee directors receive an annual retainer of $6,000 plus a fee of $1,500 for each Board meeting attended, $500 for each telephonic Board meeting in which the director participates, $250 for each committee meeting attended and $100 for each telephonic committee meeting in which the director participates. The Chairmen of the Board and of the Board's Committees receive $1,800 and $300, respectively, for each meeting attended and $600 and $125, respectively, for each telephonic meeting in which the Chairman participates. All directors are reimbursed for expenses connected with attendance at Board or committee meetings. Commencing in 1996, each nonemployee director received annual automatic grants of stock options to purchase 2,500 shares of Common Stock based on market prices at or around the date of grant.

                 BENEFICIAL OWNERSHIP OF THE COMPANY'S SHARES

  The following table sets forth, as of June 30, 1997 (except as otherwise indicated), certain information with respect to those persons known to the Company to be the beneficial owners of more than 5% of the outstanding Shares of the Company.

NAME AND ADDRESS OF        AMOUNT AND NATURE OF
BENEFICIAL OWNER          BENEFICIAL OWNERSHIP(1) PERCENT OF CLASS(2)
-------------------       ----------------------- -------------------
Wellington Management...          744,374                9.1%
75 State Street
Boston, MA 02109
Franklin Management               621,000                7.6%
Group ..................
74850 Highway 111
Indian Wells, CA 92210-
7116
Heartland Funds.........          571,375                7.0%
790 North Milwaukee
Street
Milwaukee, WI 53202
Fidelity Management &             539,600                6.6%
Research Co.............
82 Devonshire Street
Boston, MA 02109-3614
Larry D. Renbarger......          456,700(3)             5.8%
2831 Dexter Drive
Elkhart, IN 46514
Brinson Partners, Inc. .          467,349                5.7%
209 South LaSalle Street
10th Floor
Chicago, IL 60604
Gerald R. Stults........          424,047(4)             5.4%
2831 Dexter Drive
Elkhart, IN 46514

--------
(1) Unless otherwise noted, the beneficial owner has sole voting and investment power with respect to all of the Shares reflected in the table.

(2) The percent of class is based upon 7,770,783 Shares outstanding on October 24, 1997 and the number of Shares, if any, as to which the named person has the right to acquire beneficial ownership upon the exercise of such person's Options.

(3) Includes options to purchase 40,625 shares, not yet exercised and 62,500 shares owned by Mrs. Renbarger, to which Mr. Renbarger disclaims any beneficial ownership.

(4) Includes options to purchase 40,625 shares, not yet exercised.

  The following table sets forth, as of October 15, 1997, certain information with respect to the Company's Shares beneficially owned by (i) each of the directors, (ii) each of the executive officers of the Company named in the Summary Compensation Table below and (iii) executive officers and directors of the Company as a group:

                                     AMOUNT AND NATURE OF
NAME                                BENEFICIAL OWNERSHIP(1) PERCENT OF CLASS(2)
----                                ----------------------- -------------------
Larry D. Renbarger.................          456,700(3)             5.8%
Gerald R. Stults...................          424,047(4)             5.4%
Cornelius J. Murphy................          155,095(5)(9)          2.0%
William J. Barrett.................          131,783(6)(9)          1.7%
Herbert M. Gardner.................          106,210(7)(9)          1.4%
Mark C. Neilson....................           59,906(8)              *
Arthur M. Borden...................           20,086(9)              *
William N. Harper..................            8,983(9)              *
William B. Riblet..................            7,312(9)              *
Ronald D. Minzey...................            6,593(9)              *
Dale A. Ledbetter..................           58,352                 *
Richard E. Clark...................           33,672                 *
All officers and directors as a
 group (14 persons)................        1,501,239               18.4%

--------
(* Less than 1% of class of stock owned.)

(1) See Note (1) to preceding table.

(2) See Note (2) to preceding table.

(3) Includes options to purchase 40,625 shares, not yet exercised and 62,500 shares owned by Mrs. Renbarger, to which Mr. Renbarger disclaims any beneficial ownership.

(4) Includes options to purchase 40,625 shares, net yet exercised.

(5) Includes 58,925 shares owned by Mrs. Murphy, to which Mr. Murphy disclaims any beneficial ownership.

(6) Includes 1,406 shares owned by Mrs. Barrett, to which Mr. Barrett disclaims any beneficial ownership.

(7) Includes 7,616 shares owned by Mrs. Gardner, to which Mr. Gardner disclaims any beneficial ownership.

(8) Includes option to purchase 35,000 shares, not yet exercised.

(9) Includes option to purchase 5,000 shares, not yet exercised.

SECTION 16. REPORTING REQUIREMENTS

  Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), requires the Company's officers, directors and persons who are beneficial owners of more than ten percent of the Company's Common Stock ("reporting persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms filed by them.

  Based on its review of the copies of Section 16(a) forms received by it, the Company believes that, during 1996, all reporting persons fully complied with the filing requirements applicable to such persons.

                      COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

  The following Summary Compensation Table shows compensation paid by the Corporation for services rendered during fiscal years 1996, 1995 and 1994 for the person who was Chief Executive Officer at the end of the last fiscal year and the other four most highly compensated executive officers of the Corporation whose salary and bonus exceeded $100,000 in 1996.

                          SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                 COMPENSATION
                                     ANNUAL COMPENSATION            AWARDS
                             ----------------------------------- -------------
                                                     ALL OTHER
                                   SALARY   BONUS   COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR   (1)      (2)        (3)      OPTION SHARES
---------------------------  ---- -------- -------- ------------ -------------
Larry D. Renbarger(4)        1996 $220,000 $ 99,000    $8,232            0
 CEO                         1995  161,000  165,000     8,239       15,625
                             1994  161,000  165,000     8,210            0
Gerald R. Stults(4)          1996 $150,000 $ 67,500    $1,032            0
 President and COO           1995  120,000   41,000       743       15,625
Mark C. Neilson              1996 $110,000 $ 49,500    $7,032            0
 CFO and                     1995   77,000   77,000     7,039       25,000
 Treasurer                   1994   77,000   77,000     6,950            0
Dale A. Ledbetter(5)         1996 $130,000 $160,000    $8,240            0
 Executive Vice President--
  Distribution               1995  130,000  151,000     8,214       15,000
                             1994  113,333  110,000     8,214            0
Richard E. Clark(6)          1996 $120,000 $163,000    $7,730            0
 Executive Vice President--
  Marketing                  1995  120,000   92,500     7,671        9,375
                             1994  106,666   70,500     7,530            0

--------
(1) Compensation deferred at the election of the Executive, pursuant to the Corporation's 401(k) plan, is included in the year earned.
(2) Cash bonuses for services rendered in fiscal year 1996, 1995 and 1994 have been listed in the year earned, but in some cases were paid in the subsequent year. Bonuses were calculated based on the results of operations of the Company and its subsidiaries.
(3) Comprised of automobile allowance and the Company's contribution to the Executive's 401(k) account.
(4) Mr. Stults succeeded Mr. Renbarger as President in December 1996.
(5) Mr. Ledbetter was appointed to Executive Vice President--Distribution in May 1997.
(6) Mr. Clark was appointed to Executive Vice President--Marketing in May
    1997.

STOCK OPTION EXERCISES AND VALUES TABLE

  The following table shows information with respect to options for the Company's Common Stock either exercised during 1996 or having value outstanding at December 31, 1996 under the Company's Key Employees Stock Incentive Plan.

                           AGGREGATED OPTION EXERCISES IN FISCAL 1996 AND YEAR END OPTION VALUES
                         --------------------------------------------------------------------------------
                                                                                  VALUE OF UNEXERCISED
                                               NUMBER OF SECURITIES               IN-THE-MONEY OPTIONS
                              OPTIONS         UNDERLYING UNEXERCISED                 AT DECEMBER 31,
                         EXERCISED IN 1996 OPTIONS AT DECEMBER 31, 1996                1996(1)(2)
                         ----------------- ---------------------------------    -------------------------
                          SHARES
                         ACQUIRED
                            ON     VALUE
NAME                     EXERCISE REALIZED  EXERCISABLE       UNEXERCISABLE     EXERCISABLE UNEXERCISABLE
----                     -------- -------- --------------    ---------------    ----------- -------------
Larry D. Renbarger......   --       --                3,906             11,719    $11,913      $34,743
Gerald R. Stults........   --       --                3,906             11,719     11,913       34,743
Mark C. Neilson.........   --       --                6,250             18,750     19,063       57,188
Dale A. Ledbetter.......   --       --               21,718             18,282    106,848       71,652
Richard E. Clark........   --       --                9,531             14,062     45,312       58,779

--------
(1) All values are shown pre-tax.
(2) The values are based on a closing price of $12.25 for the Shares on December 31, 1996, less the option exercise price.

EMPLOYMENT AGREEMENTS

  See Item 3. "Identity and Background--The Merger Agreement--Employment Agreements", located on page 12 of the Schedule 14D-9, for a description of the Employment Agreements.

SEPARATION PLAN

  See Item 3. "Identity and Background--The Merger Agreement--Separation Plan", located on page 13 of the Schedule 14D-9, for a description of the Separation Plan.

            TRANSACTIONS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

  The Company leases office and warehouse facilities from ELJO Investments, a partnership of which Directors Minzey, Murphy and Renbarger are partners. The Company also leases office and warehouse facilities from Stults Realty, Inc. of which Director Stults is the sole owner and CopperCon Wire and Cable, LLP of which Mr. Stults is a 16% owner. Such leases are described in the Notes to Consolidated Financial Statements which are a part of the 1996 Annual Report to Shareholders which is incorporated herein by reference. None of such leases provided for annual payments during 1996 in excess of $60,000. During 1996, the Company exercised its option to purchase certain real estate totalling $3.6 million from ELJO Investments. The Company also purchased a facility from Stults Realty, Inc. pursuant to a provision in the January 1995 agreement to purchase the assets of BABSCO, Inc. The purchase price was approximately $600,000.

  The Company believes that the terms of the foregoing leases and purchases are at least as favorable to the Company as those which could have been obtained from unrelated parties.

  The Company also made purchases of electrical products for resale totalling approximately $3 million for 1996 and $2.2 million thus far for 1997 from CopperCon Wire and Cable, LLP, a manufacturer of electrical wire products of which Mr. Stults is a 16% owner. These purchases are believed to have been at a price and terms equal to or better than general market prices and terms for similar products.

                                                                      EXHIBIT A

                                KEVCO DESIGNEES

  Set forth below are the name, current business address, citizenship, present principal occupation or employment and employment history (covering a period of not less than five years) of each Kevco Designee. Unless otherwise indicated, each such person's business address is 1300 S. University Drive, Suite 200, Fort Worth, Texas 76107. All persons listed below are citizens of the United States of America.

                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
             NAME               MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
             ----               ----------------------------------------------
 Jerry E. Kimmel.............  Jerry E. Kimmel is a founder of Parent and has spent his entire career in this industry. Mr.
                               Kimmel has served as President of Parent since
                               1978 and has served as Chairman of the Board and
                               Chief Executive Officer of Parent since 1993. In
                               1992, Mr. Kimmel was inducted into the MH/RV
                               Hall of Fame. Mr. Kimmel served as the Chairman
                               of the Board of Governors of the Manufactured
                               Housing Institute ("MHI"),
                               a leading manufactured housing trade group, in
                               1983 and 1984, and has served in various other
                               MHI board capacities.
 Ellis L. McKinley, Jr. .....  Ellis L. McKinley, Jr. joined Parent in 1995, has served as Vice President and Chief Financial
                               Officer since such time and has served as a
                               director and Treasurer of Parent since November
                               1996. From 1994 to 1995, Mr. McKinley was Vice
                               President of Finance, Chief Financial Officer,
                               Secretary and Treasurer of Renters Choice, Inc.
                               From 1976 until 1994, Mr. McKinley was employed
                               with Grant Thornton, a public accounting firm in
                               Dallas, Texas, where he served as an audit
                               partner from 1987 through 1994. Mr. McKinley
                               received his B.B.A. in Accounting from the
                               University of Texas in 1976.
 Richard S. Tucker...........  Richard S. Tucker has served as a director of
                               Parent since 1976, as an assistant secretary of
                               the Parent since 1988, and as the Secretary of
                               Parent since November 1996. Since 1995, Mr.
                               Tucker has been a partner in the law firm of
                               Jackson Walker L.L.P., the Company's outside
                               legal counsel, located at 777 Main Street, Suite
                               1800, Fort Worth, Texas 76102. From 1984 to
                               1995, Mr. Tucker was a member of the law firm of
                               Simon, Anisman, Doby & Wilson, a Professional
                               Corporation, located in Fort Worth, Texas. Mr.
                               Tucker received his B.B.A. in Accounting from
                               the University of Texas in 1966 and his J.D.
                               from Southern Methodist University School of Law
                               in 1969.
 Richard Nevins..............  Richard Nevins has served as a director of
                               Parent since November 1996. Since 1992, Mr.
                               Nevins has served as President of Richard Nevins
                               & Associates, a financial advisory firm. Mr.
                               Nevins was elected as a director of Fruehauf
                               Trailer Corporation ("Fruehauf")
                               in 1995 and was elected as Chairman of
                               Fruehauf's executive committee in August 1996.
                               On October 7, 1996, Fruehauf filed for relief
                               under Chapter 11 of the Bankruptcy Code of the
                               United States. Together with the other members
                               of the Fruehauf board who had been elected by
                               the shareholders, Mr. Nevins resigned his
                               positions with Fruehauf effective October 9,
                               1996. During 1996, Mr. Nevins served as acting
                               Chief Operating Officer and Chief Restructuring
                               Officer for Sun World International, a
                               California agricultural firm, following the
                               filing of a petition in bankruptcy by Sun World
                               International. From 1995 to 1996,

                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
             NAME               MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
             ----               ----------------------------------------------
                               Mr. Nevins served as a director of Ampex
                               Corporation and from 1993 to 1995 he served as a
                               director of The Actava Group (now Metromedia
                               International Group). From 1990 to 1992 he was a
                               Managing Director of Smith Barney Harris Upham &
                               Co. Mr. Nevins received his B.A. in Economics
                               from the University of California, Riverside in
                               1972 and his M.B.A. from Stanford Graduate
                               School of Business in 1975.

                                 EXHIBIT INDEX

 EXHIBIT
 NO.       EXHIBIT NAME
 -------   ------------
  1        Agreement and Plan of Merger, dated October 21, 1997, among
           Kevco, the Company and Offeror**
  2        Confidentiality Agreement, dated August 25, 1997, between
           the Company and Kevco**
  3        Form of Employment Agreement, dated October 21, 1997, as in place between the Company and Larry D. Renbarger and Gerald
           R. Stults**
  4        Form of Employment Agreement, dated October 21, as in place between the Company and Dale A. Ledbetter, Richard E. Clark,
           Richard J. Ostroski, Mark C. Neilson and Steven A. Salzer**
  5        Restated Articles of Incorporation of the Company**
  6        Letter dated October 28, 1997, to the shareholders of the
           Company from the Chief Executive Officer of the Company*
  7        Opinion of SBC Warburg Dillon Read Inc. dated October 21,
           1997*
  8        Form of Indemnification Agreement as entered into by and
           between the Company and its executive officers and
           directors**
  9        Joint Press Release by the Company and Kevco, dated October
           22, 1997**
 10        Company Separation Allowance Plan for Salaried Employees**
 11        Shareholders Agreement, dated October 21, 1997, by and
           between Kevco and directors and executive officers of the
           Company**

--------
  *These documents are included in the materials mailed to shareholders pursuant to the Offer.
**These documents were filed with the Securities and Exchange Commission as exhibits to this Schedule 14D-9, but were not included in the mailing to shareholders.